SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 24, 2018

CENTERSTATE BANK CORPORATION

(Exact name of registrant as specified in its charter)

Florida	000-32017	59-3606741
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

1101 First Street South, Suite 202, Winter Haven, FL	33880
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (863) 293-4710

Not Applicable

(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into a Material Definitive Agreement

Transaction with Charter Financial Corporation

Agreement and Plan of Merger

On April 24, 2018, CenterState Bank Corporation, a Florida corporation (“CenterState”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Charter Financial Corporation, a Maryland corporation (“Charter”), whereby Charter will be merged with and into CenterState (the “Merger”). Pursuant to and simultaneously with entering into the Merger Agreement, CenterState’s wholly owned subsidiary bank, CenterState Bank, N.A. (“CenterState Bank”), and Charter’s wholly owned subsidiary bank, CharterBank (“CharterBank”), entered into a Plan of Merger and Merger Agreement whereby CharterBank will be merged with and into CenterState Bank immediately following the merger of Charter with and into CenterState (the “Bank Merger”).

Pursuant to the Merger Agreement, each outstanding share of Charter common stock issued and outstanding immediately prior to the effective time of the Merger will be entitled to receive (i) 0.738 shares of CenterState common stock and (ii) a cash amount equal to $2.30, provided that cash in lieu of any fractional shares of CenterState common stock will be paid. Each outstanding share of CenterState common stock shall remain outstanding and unaffected by the Merger. Each option to purchase shares of Charter common stock will be converted into the right to receive a cash payment equal to the product of (i) the number of shares of Charter common stock underlying such option and (ii) $23.00 minus the exercise price per share under such option. Immediately prior to the effective time of the Merger, all shares of Charter restricted stock shall vest in full and shall be treated like all other issued and outstanding shares of Charter common stock.

The Merger Agreement has been unanimously approved by the boards of directors of CenterState and Charter. The transaction is expected to close in the fourth quarter of 2018 subject to customary conditions, including receipt of all applicable regulatory approvals and the approval of the stockholders of Charter.

The Merger Agreement contains usual and customary representations and warranties that CenterState and Charter made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between CenterState and Charter and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating certain terms. Moreover, certain of the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between CenterState and Charter rather than establishing matters of fact. Each party also has agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties, (ii) by either party if any regulatory approval required for consummation of the transactions contemplated by the Merger Agreement has been denied by final non-appealable action by the relevant governmental authority or the application therefor has been permanently withdrawn at the request of the relevant governmental authority, (iii) by either party if the approval of the stockholders of Charter is not obtained, (iv) by either party in the event of a material breach by the other party of any representation, warranty or covenant contained in the Merger Agreement and such breach is not cured within thirty days or, if earlier, April 24, 2019, (v) by either party if the Merger is not consummated on or before April 24, 2019, unless the failure of the closing to occur by such date is the result of a material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement, (vi) by CenterState if Charter’s board of directors breaches its obligations with respect to giving notice of and making a recommendation in connection with the Charter stockholder meeting, (vii) by Charter if Charter receives a superior proposal and, subject to compliance with the terms of the Merger Agreement, the Charter board of directors has decided to accept such superior proposal, or (viii) by Charter if the price of CenterState common stock decreases in comparison to the specified ratios provided in the Merger Agreement and CenterState elects not to increase the merger consideration. Charter will pay CenterState a termination fee equal to $14.5 million in the event (i) the Merger Agreement is terminated by CenterState because Charter’s board of directors breaches its obligations with respect to giving notice of or making a recommendation in connection with the Charter stockholder meeting or by Charter to enter into a superior proposal  (ii) Charter receives an acquisition proposal and the Merger Agreement is terminated because the required Charter stockholder approval is not obtained or by CenterState because of Charter’s material breach of representations, warranties or covenants and Charter enters into an acquisition proposal within 12 months of such termination. CenterState will pay Charter a reverse termination fee equal to $2 million if the Merger Agreement is terminated due to the denial of any regulatory approval caused solely by CenterState and its subsidiaries.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CenterState, Charter, their respective affiliates and their respective businesses, and the information regarding the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of CenterState that will include a proxy statement of Charter and a prospectus of CenterState and that will be filed with the Securities and Exchange Commission (the “SEC”).

Charter Voting Agreements

In connection with entering into the Merger Agreement, each of the directors of Charter and CharterBank have entered into voting agreements (the “Charter Voting Agreements”), pursuant to which each such director agreed to vote his, her or its shares of Charter common stock in favor of approval of the Merger Agreement and the transactions contemplated therein. The Charter Voting Agreements generally prohibit the sale or transfer of the shares held by each such director. The Charter Voting Agreements terminate upon the earlier of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement, or (iii) three years from the date of the Charter Voting Agreement.

The foregoing summary of the Charter Voting Agreements is qualified in its entirety by reference to the complete text of such documents, a form of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

In connection with entering into the Merger Agreement, each of the directors of Charter and CharterBank entered into a Non-Competition and Non-Disclosure Agreement with CenterState, which contains provisions related to the non-disclosure of confidential information and trade secrets, non-solicitation of customers, non-competition and non-recruitment of employees.

The foregoing summary of the Non-Competition and Non-Disclosure Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit D to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Stock Option Lock-up Agreements

In connection with entering into the Merger Agreement, each of the executive officers of Charter entered into a Stock Option Lock-up Agreement, pursuant to which each such executive officer agreed not to exercise more than half of their options to acquire shares of Charter common stock.

The foregoing summary of the Stock Option Lock-up Agreements is qualified in its entirety by reference to the complete text of such documents, a form of which is included as Exhibit F to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Item 8.01	Other Events

On April 24, 2018, CenterState issued a press release announcing the execution of the Merger Agreement. The complete text of the press release is attached hereto as Exhibit 99.1.   The investor presentation materials to be used for a conference call on April 25, 2018, at 10:00 a.m. EDT is furnished herewith as Exhibit 99.2.  The conference call can be accessed (toll free) by dialing 1-866-393-0571.  The conference passcode is 2867279. Alternatively, individuals may listen to the live webcast of this call by visiting the link on CenterState’s website at www.centerstatebanks.com .

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on CenterState’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of Charter’s businesses into CenterState, (5) the failure to obtain the necessary approvals by the stockholders of Charter, with respect to the Merger, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by CenterState to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger, (10) the risk that the integration of Charter’s operations into the operations of CenterState will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by CenterState’s issuance of additional shares of its common stock in the Merger, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in CenterState’s Annual Report on Form 10-K for the year ended December 31, 2017, Charter’s Annual Report on Form 10-K for the year ended September 30, 2017, and other documents subsequently filed by CenterState and Charter with the SEC. Consequently, no forward-looking statement can be guaranteed. CenterState and Charter do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, CenterState and Charter claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information

CenterState intends to file a registration statement on Form S-4 with the Securities and Exchange Commission to register the shares of CenterState's common stock that will be issued to Charter's shareholders in connection with the transaction. The registration statement will include a proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving CenterState and Charter. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by CenterState on its website at www.centerstatebanks.com and by Charter on its website at www.charterbk.com.

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of CenterState and Charter are urged to read carefully the entire registration statement and proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

CenterState, Charter and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Charter stockholders in connection with the Merger. Information regarding the directors and executive officers of CenterState and Charter and other persons who may be deemed participants in the solicitation of the stockholders of Charter in connection with the Merger will be included in the proxy statement/prospectus for Charter’s special meeting of stockholders, which will be filed by CenterState with the SEC. Information about the directors and officers of CenterState and their ownership of CenterState common stock can also be found in CenterState’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the SEC on March 12, 2018, and other documents subsequently filed by CenterState with the SEC. Information about the directors and officers of Charter and their ownership of Charter common stock can also be found in Charter’s definitive proxy statement in connection with its 2018 annual meeting of shareholders, as filed with the SEC on January 5, 2018, and other documents subsequently filed by Charter with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

Item 9.01	Financial Statements and Exhibits

	(d)	Exhibits:

	Exhibit 2.1	Agreement and Plan of Merger, dated as of April 24, 2018, by and between CenterState Bank Corporation and Charter Financial Corporation

	Exhibit 99.1	Press release dated April 24, 2018

	Exhibit 99.2	Investor Presentation dated April 24, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTERSTATE BANK CORPORATION

By:	/s/ Jennifer L. Idell
Jennifer L. Idell
Executive Vice President and
Chief Financial Officer

Date:  April 24, 2018

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